ANNONA ENERGY INC.
                 2316-A Willemar Avenue, Courtenay B.C. V9N 3M8
                            Telephone (250) 898 8882
                             annona.energy@yahoo.com
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                                                                    July 1, 2013

Ann Nguyen Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Annona Energy Inc.
    Registration Statement on Form S-1
    Filed April 1, 2013
    File No. 333-187648

Dear Ms. Nguyen Parker,

Thank you for your assistance in the review of our filing. In response to your comment letter dated April 30, 2013 we have the following responses.

Registration Statement on Form S-1

General

1. YOU APPEAR TO HAVE NO SPECIFIC BUSINESS PLAN OR PURPOSE. IN LIGHT OF THESE FACTS, PLEASE AMEND YOUR REGISTRATION STATEMENT TO COMPLY WITH RULE 419 OF REGULATION C REGARDING BLANK CHECK OFFERINGS, OR REVISE YOUR DISCLOSURE TO ADDRESS WHY YOU BELIEVE THAT YOU ARE NOT SUBJECT TO THIS RULE AND THE POTENTIAL IMPLICATIONS OF THE CHARACTERIZATION.

Rule 419, Regulation C states that all securities issued in connection with an offering by a blank check company and the gross proceeds from the offering shall be deposited promptly into:

     (A) An escrow account maintained by an "insured depository institution," as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act (12 U.S.C.1813(C)(2)); or
     (B) A separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 (as calculated pursuant to Exchange Act Rule 15c3-1 (17 CFR 240.15c3-1), in which the broker or dealer acts as trustee for persons having the beneficial interests in the account.
          (ii) If funds and securities are deposited into an escrow account maintained by an insured depository institution, the deposit account records of the insured depository institution must provide that funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with 12 CFR
               330.1 of the regulations of the Federal Deposit Insurance Corporation, and the records of the escrow agent, maintained in good faith and in the regular course of business, must show the name and interest of each party to the account. If funds and securities are deposited in a separate bank account established by a broker or dealer acting as a trustee, the books and records of the broker-dealer must indicate the name, address, and interest of each person for whom the account is held.

Further according to Rule 419, deposit of investment proceeds shall be deposited promptly into the escrow or trust account as follows:

     (i) All offering proceeds, after deduction of cash paid for underwriting commissions, underwriting expenses and dealer allowances, and amounts permitted to be released to the registrant pursuant to paragraph
          (b)(2)(vi) of this section, shall be deposited promptly into the escrow or trust account; provided, however, that no deduction may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant.
     (ii) Deposited proceeds shall be in the form of checks, drafts, or money orders payable to the order of the escrow agent or trustee.
     (iii)Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.

We believe that we are not subject to Rule 419, Regulation C, as Annona Energy does have a specific business plan and is not a blank check company. The Company is a start-up exploration stage company for the purpose of purchasing and operating one oil and gas lease. We plan to acquire a working interest participation in a well prospect that is currently non-producing that can be re-worked and put on production.

Since inception, the Company has taken the following steps to implement its business plan:

     1. Targeted Caddo and Bossier Parishes in northwest Louisiana where we want to acquire an oil and gas lease;
     2.   Prepared a registration statement;
     3. Researched various mapping companies for information regarding rural land ownership of northern Louisiana parishes including North and South Bossier Parish and North and South Caddo Parish to locate possible leases available;

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     4.   Researched  names and  addresses of potential  independent  landmen to help locate previous stripper wells that are non-producing in Caddo or Bossier Parishes;
     5. Researched production history of Caddo-Pine Island Field, which is the largest oil producing area in the state of Louisiana covering roughly 80,000 acres in Northwest Louisiana in Caddo Parish. More than 9,000 wells have been drilled during the past 50 years with accumulated production of 200 million bbls of oil;
     6.   We have not  pre-selected  any  prospects  yet,  but  have  researched several oil  operators in Bossier and Caddo  Parishes  who  specialize
          putting  into  production   previous   stripper  wells  currently  not
          producing.
     7. Researched attorneys specializing in oil and gas in Caddo and Bossier Parishes who may have access to oil and gas leases in the Caddo Pine Island Field;
     8. Researched mineral auctions regarding leases sold in Bossier and Caddo Parishes - SONRIS Lite database which shows current sales of leases, cost per acre and average royalty paid to landowner.

Steps the Company is currently taking to further implement its business plan:

     1. Contacting numerous oil service companies to prepare estimated costs to rework a non-producing well in Caddo and Bossier Parishes including average costs for separator, water tank, work-over crew to clean well, current cost of supplies including tubing, rods, down-hole pump, tank battery, etc.;
     2. Contacting several oil operators to discuss any leases available and production data on previous producing wells in the Nacatoch sand (800 feet), Annona Chalk (1800 feet) and Hosston or Trais Peak formations (2500 feet);
     3. Contacting companies who specialize in reworking wells using enhanced oil recovery technique including hydraulic fracturing to increase production.

Steps the Company plans to take to further implement its business plan upon completion of our public offering:

     1. Review all Annona Chalk prospects available from research and if we are able to find a lease with a drilled well bore that is currently non-producing, implement acquisition of lease - if costs are within the company's budget based on amount of funds raised in offering;
     2. After acquisition (if available), we would prepare an agreement to hire an operator to re-work the well including review and cost of equipment needed to get the well operational including monthly maintenance, depending on company's budget based on amount of funds raised in offering;

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     3.   If we are able to find a drilled well bore that is  non-producing  but we are not able to rework it, we would have to suspend operations until we raised more money and located another lease to acquire.

2. PLEASE SUBSTANTIALLY REVISE THE PROSPECTUS SO THAT THE DISCLOSURE YOU PROVIDE IS CURRENT, ACCURATE, AND COMPLETE. THE FOLLOWING ARE ONLY EXAMPLES OF INCONSISTENCIES OR INCOMPLETE REFERENCES WE OBSERVED. FURTHER EXPLANATION IS REQUIRED TO RECONCILE THE VARIOUS STATEMENTS, IF YOU DO NOT DELETE OR FURTHER SUPPORT THEM. IN YOUR LETTER OF RESPONSE, PLEASE EXPLAIN PRECISELY HOW AND WHERE IN YOUR AMENDED DOCUMENT YOU HAVE ADDRESSED EACH SUCH STATEMENT:

     YOUR  COVER  PAGE  DOES  NOT  REFLECT  THE  CORRECT   STANDARD   INDUSTRIAL
     CLASSIFICATION CODE OR THE CORRECT ADDRESS OF YOUR EXECUTIVE OFFICE

The Standard Industrial Classification Code has been corrected. The address on the cover page is correct.

     YOUR TABLE OF CONTENTS DOES NOT APPEAR CONSISTENT WITH YOUR SUBHEADINGS.

The table of contents has been updated to be consistent with the subheadings.

     YOU STATE THAT THERE IS NO MINIMUM NUMBER OF SHARES SOLD FOR THE OFFERING TO PROCEED AT PAGES 11 AND 14.

The statements have been corrected to a minimum of 3,000,000 shares.

     YOU STATE THAT YOUR SOLE OFFICER AND DIRECTOR DEVOTES 2-4 HOURS PER WEEK AT PAGE 32 AND 3-5 HOURS AT PAGE 7.

Page 7 had been corrected to 2-4 hours.

     YOU DISCUSS OKLAHOMA LAW AT PAGE 24.

The reference to Oklahoma law has been removed.

3. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY
     SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

There are no written communications or research reports to provide to you.

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
Director Executive Officer, Promoter and Control Person, page 31

4. PLEASE REVISE THE BIOGRAPHICAL SKETCHES TO PROVIDE A COMPLETE FIVE YEAR DISCUSSION FOR MR. JEAN WITHOUT GAPS OR AMBIGUITIES IN TIME. ALSO BRIEFLY DISCUSS THE SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS THAT LED TO THE CONCLUSION THAT HE SHOULD SERVE AS A DIRECTOR IN LIGHT OF YOUR BUSINESS. SEE ITEM 401(E) OF REGULATION S-K.

A revised biographical sketch has been included in the amendment.

Exhibits

Exhibit 23.2

5. PLEASE OBTAIN A REVISED CONSENT THAT CORRECTLY REFERS TO THE DATE OF THE REPORT ISSUED BY YOUR INDEPENDENT ACCOUNTANT (I.E., MARCH 22, 2013).

A revised consent has been included in the amendment.

We acknowledge and understand that since the company and management are in possession of all facts relating to the company's disclosure, we are responsible for the accuracy and adequacy of the disclosures made in our filings.

The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Lawrence H. Jean
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Lawrence H. Jean
Chief Executive Officer & Director

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